SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Chaparral Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

15942R208
(CUSIP Number)

David B. Charnin, Esq.
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,902,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,902,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,399,807 shares of Class A Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 7,712,110 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 3,458,599 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 46,341,222 shares of Class A Common Stock of the Issuer outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SVP Special Situations III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,331,851 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,331,851 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,851 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 46,341,222 shares of Class A Common Stock of the Issuer outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SVP Special Situations IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,712,110 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,712,110 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,712,110 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 7,712,110 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P.

(2) Based on 46,341,222 shares of Class A Common Stock of the Issuer outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON SVP Special Situations III-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,458,599 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,458,599 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,599 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 3,458,599 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 46,341,222 shares of Class A Common Stock of the Issuer outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,902,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,902,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,399,807 shares of Class A Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 7,712,110 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 3,458,599 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity, and which is indirectly majority owned and controlled by the Reporting Person.

(2) Based on 46,341,222 shares of Class A Common Stock of the Issuer outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on May 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 7 of 9 Pages

AMENDMENT NO. 8 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons with respect to the Class A Common Stock of the Issuer on October 26, 2018, Amendment No. 1 thereto filed with the SEC on March 20, 2019, Amendment No. 2 thereto filed with the SEC on April 4, 2019, Amendment No. 3 thereto filed with the SEC on April 17, 2019, Amendment No. 4 thereto filed with the SEC on May 21, 2019, Amendment No. 5 thereto filed with the SEC on June 27, 2019, Amendment No. 6 thereto filed with the SEC on July 8, 2019 and Amendment No. 7 thereto filed with the SEC on July 16, 2019 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

Paragraph 3 of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Funds acquired an aggregate of 10,056,457 shares of Class A Common Stock in open market purchases using working capital, or funds available for investment, at an aggregate purchase price of approximately $118,316,986.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)	Information regarding transactions in the shares of Class A Common Stock that have been effected by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule B which is attached hereto and is incorporated herein by reference.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2019

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 9 of 9 Pages

SCHEDULE B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 7 TO THE SCHEDULE 13D

This Schedule sets forth all transactions in the shares of Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

07/17/2019	747,853	5.18
07/17/2019	34,629	5.25